SEC ATLANTA



02005983

4f 2-28-02 2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PPA Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Mansell Court, East, Suite 405
(No. and Street)

Roswell, (City) Georgia (State) 30076 (Zip Code)

RECD S.E.C. FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Morris (770) 998-8721
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Faucett, Taylor & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

2550 Heritage Court, N.W. (Address) Atlanta, (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George W. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPA Investments, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires Oct. 17, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPA INVESTMENTS, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 1

BALANCE SHEETS 2

STATEMENTS OF INCOME AND RETAINED EARNINGS 3

STATEMENTS OF CASH FLOW 4

NOTES TO FINANCIAL STATEMENTS 5-6

SCHEDULE 1: COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 7

SCHEDULE 2: RECONCILIATION OF NET CAPITAL COMPUTATION 8

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE 9-10

FAUCETT, TAYLOR & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS



2550 HERITAGE COURT, N.W.
SUITE 206
ATLANTA, GEORGIA 30339
(770) 951-2991 FAX 770-951-0072

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

We have audited the balance sheets of PPA Investments, Inc. as of December 31, 2001 and 2000 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPA Investments, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Further, we have determined that PPA Investments, Inc., during the years ended December 31, 2001 and 2000, was in compliance with the exemptive provisions of Rule 15c3-3(k) (2) (A) in that it carried no margin accounts, handled no customer funds or securities, held no funds or securities for, and owed no money or securities to, its customers.

We have also determined that PPA Investments, Inc. had no liabilities subordinated to claims of creditors at December 31, 2001 and 2000. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faucett, Taylor & Associates, P.C.

January 28, 2002

PPA INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT		
Cash and cash equivalents	$193,859	$191,725
Restricted cash	25,000	25,000
Commission receivable	564	72,122
Deferred tax asset	-0-	2,892
Total current assets	219,423	291,739
PROPERTY AND EQUIPMENT		
Computers and equipment	27,476	27,476
Furniture and fixtures	3,000	3,000
Total property and equipment cost	30,476	30,476
Less accumulated depreciation	(28,591)	(25,110)
Net property and equipment	1,885	5,366
OTHER ASSETS		
Notes receivable	10,810	20,629
Other receivables	8,436	20,192
Prepaid expenses	11,500	-0-
Total other assets	30,746	40,821
Total assets	$252,054	$337,926

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT		
Accounts payable - commission	$ 480	$ 80,118
Accrued expenses	-0-	6,463
Total liabilities	480	86,581
STOCKHOLDER'S EQUITY		
Common stock, 100,000 shares authorized, 500 shares issued and outstanding at $1 par value	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	224,074	223,845
Total stockholder's equity	251,574	251,345
Total liabilities and stockholder's equity	$252,054	$337,926

See accompany notes and independent auditor's report.

PPA INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
COMMISSION INCOME	$1,155,770	$1,421,104
COMMISSION EXPENSE	1,036,160	1,290,551
Net commissions	119,610	130,553
EXPENSES		
Office expense	140,111	145,425
Miscellaneous expense	5,341	840
Professional fees	5,251	4,362
Depreciation	3,481	4,587
Licenses and taxes	1,358	3,411
Total expenses	155,542	158,625
Net loss from operations	(35,932)	(28,072)
OTHER INCOME		
Interest	34,112	31,865
Miscellaneous	2,049	3,152
Total other income	36,161	35,017
Net income before provision for income tax	229	6,945
PROVISION FOR INCOME TAX	-0-	1,459
Net income	229	5,486
RETAINED EARNINGS, beginning of year	223,845	218,359
RETAINED EARNINGS, end of year	$ 224,074	$ 223,845

See accompany notes and independent auditor's report.

PPA INVESTMENTS, INC.
STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 229	$ 5,486
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	3,481	4,587
Changes in assets and liabilities:		
Commission receivable	71,557	(18,872)
Deferred tax asset	2,892	(2,892)
Other receivables	11,758	7,584
Prepaid expenses	(11,500)	-0-
Accounts payable	(86,101)	32,344
Accrued expenses	-0-	6,463
Net cash provided by (used in) operating activities	(7,684)	34,700
Cash flows from investing activities		
Purchase of property and equipment	-0-	(1,149)
Collections on notes receivable	9,818	8,507
Net cash provided by investing activities	9,818	7,358
Increase (decrease) in cash and cash equivalents	2,134	42,058
Cash and cash equivalents, beginning of year	191,725	149,667
Cash and cash equivalents, end of year	$193,859	$191,725

Supplemental disclosure of cash flow information:

	2001	2000
Cash paid during the year for:		
Interest	$ -0-	$ 11
Income taxes	$ -0-	$ 225

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of less than three months to be cash equivalents.

See accompany notes and independent auditor's report.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

1. ORGANIZATION

The Company is a Georgia corporation that provides investment advisory services to customers located primarily in the southeastern United States. The Company has registered with the Securities and Exchange Commission and various state securities commissions. The registration with the Securities and Exchange Commission became effective May 7, 1985. Pursuant to this registration, the Company must maintain a minimum net capital. See Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years (see Note 5).

Depreciation - Property and equipment are carried at cost. The Company depreciates its assets by the straight-line method with lives ranging from five to seven years.

Recognition of commission income and expense - The Company receives various commissions from investment companies. Commissions income and expense and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions are recognized on a cash basis as the commissions are received. The effect on the financial statement for the years ended December 31, 2001 and 2000 had the trailing commissions been accounted for on an accrual basis would be immaterial to the financial statements taken as a whole.

Use of estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company had cash and cash equivalents of $-0- and $38,539 at December 31, 2001 and 2000, respectively, that were not covered by the Federal Deposit Insurance Corporation.

3. NOTES RECEIVABLE

The Company has seven notes receivable totaling $10,810 and $20,629 at December 31, 2001 and 2000, respectively. These notes bear interest at six percent and are payable over sixty months in installments of $120.54 each beginning January 1998. Interest income on these notes was $1,030 and $1,498 at December 31, 2001 and 2000, respectively.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(CONTINUED)

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, respectively, the Company had net capital of $218,828 and $208,146, which was $158,146 and $168,828 in excess of its required net capital of $50,000.

5. INCOME TAXES

The current and deferred portions of the income tax expense included in the statements of income as determined in accordance with FASB Statement No. 109, Accounting For Income Taxes, are as follows:

Income tax expense consisted of the following:

	2001	2000		
	Total	Total	Deferred	Current
Federal income tax	$ -0-	$4,090	$(2,719)	$1,371
State income tax	-0-	261	(173)	88
	$ -0-	$4,351	$(2,892)	$1,459

PPA INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001 AND 2000
SCHEDULE 1

	2001	2000
Total stockholder's equity from the balance sheet	$251,574	$251,345
Less non-allowable items		
Taxes receivable	2,037	-0-
Deferred tax asset	-0-	2,892
Other receivables	6,614	4,486
Note receivable	10,810	20,629
Property and equipment	1,885	5,366
	21,346	33,373
Net capital before haircuts on securities positions	230,228	217,972
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(F))		
Trading and investment securities	(11,400)	(9,826)
Net capital	$218,828	$208,146

See accompany notes and independent auditor's report.

PPA INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
DECEMBER 31, 2001
(PURSUANT TO RULE 17a -5 (d) (H) OF THE
SECURITIES EXCHANGE ACT OF 1934)
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2001	$251,574	$251,574
Less non-allowable assets	21,473	21,346
Less haircuts on securities	11,400	11,400
Net capital as of December 31, 2001	$218,701	$218,828
Ratio: Aggregate indebtedness to net capital	0.0%	0.0%

See accompany notes and independent auditor's report.

FAUCETT, TAYLOR & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS



2550 HERITAGE COURT, N.W.
SUITE 206
ATLANTA, GEORGIA 30339
(770) 951-2991 FAX 770-951-0072

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of PPA Investments, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PPA Investments, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure are the reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • GEORGIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION • SEC PRACTICE SECTION

To the Board of Directors of
PPA Investments, Inc.
Page Two

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fawcett, Taylor & Associates, P.C.

January 28, 2002



RECEIVED
FEB 28 2002
313
PROCESSING
SECTION

PPA INVESTMENTS, INC.
ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
AND
REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000